UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Consolidated Results Report Third Quarter of 2013 October 28, 2013

The Group achieved Revenues of S/. 4,245.5 MM in the first nine months of 2013, a 15.5% growth compared to the third nine months of 2012Gross Profit reached S/.705.0 MM in the third quarter of 2013, increasing 38.1% compared to the result obtained in the third quarter of 2012EBITDA was S/.738.4 MM in the first nine months of 2013, higher by 32.1% than the result obtained in the first nine months of 2012Net Income was S/. 203.7 MM in the third quarter of 2013, representing an increase of 1.5% compared to the same period of 2012Backlog amounted to US$ 3,973 MM in the third quarter of 2013, a 42.6% increase compared to the same period in 2012  Note:  the Consolidated Results Report presents the accumulated figures as of the third quarter of 2013 and 2012. References made to “3Q2012” , “3Q2013”  and “Third Quarter” are made to the period of nine months from January 2st to September 30th.  Executive Summary   REVENUES BY SEGMENTas of  3Q2013  EBITDA BY SEGMENTas of  3Q2013  NET INCOME BY SEGMENTas of 3Q2013  CONSOLIDATED QUARTERLY CUMULATIVE REVENUES (S/. MM)  Consolidated Results Report – Third Quarter of 2013

Grupo Graña y Montero
Consolidated Results Report – Third Quarter of 2013

Consolidated Results

Revenues.

Consolidated revenues reached S/. 4,245.5 MM during the first nine months of 2013, an increase of 15.5% compared to the first nine months of 2012.

The revenue growth during the third quarter of 2013 is explained mainly by the increase in the Engineering and Construction segment, primarily due to the increase in activity in the mining services and civil works divisions, and in a less extent to the revenues reported in Vial y Vives and DSD, companies acquired in October 2012 and August 2013, respectively. Moreover, the growth in consolidated revenues is also explained by the Real Estate segment as a consequence of a larger amount of units delivered during this period.

Profits & Losses Statement (Thousands S/.)	3Q 2012	3Q 2013	Var %
Revenues	3,674,277	4,245,508	15.5%
GROSS PROFIT	**510,533**	**704,989**	**38.1%**
General Expenses	(184,628)	(264,130)	
Other Operational Expenses	43,138	20,665	
Others	627	294	
OPERATIONAL INCOME	**369,670**	**461,818**	**24.9%**
Financial Expenses	**(22,641)**	**(37,396)**	
Participation in Associates	-	32,603	
Exchange rate difference	22,090	(62,769)	
PRETAX INCOME	**369,119**	**394,256**	**6.8%**
Taxes	(112,051)	(128,515)	14.7%
Minority Interests	(56,321)	(62,054)	
NET INCOME	**200,747**	**203,686**	**1.5%**
EBITDA	**559,002**	**738,360**	**32.1%**

Financial Ratios	3Q 2012	3Q 2013
Gross Margin	13.9%	16.6%
Operating Margin	10.1%	10.9%
Net Margin	5.5%	4.8%
EBITDA Margin	15.2%	17.4%
Financial Debt	689,277	909,626
Financial Debt / EBITDA	0.92	0.92
ROE	21.6%	12.1%

Balance Sheet (Thousands S/.)	3Q 2012	3Q 2013
Current Assets	2,813,538	3,955,863
Non Current Assets	1,586,802	2,350,365
Total Assets	**4,187,220**	**6,306,228**
Current Liabilities	2,201,176	2,568,153
Non Current Liabilities	550,466	628,720
Total Liabilities	**2,751,642**	**3,196,873**
Equity	1,302,990	2,672,079
Minority Interests	345,708	437,275
Total Equity	**1,648,698**	**3,109,354**
Total Liabilities and Equity	**4,400,340**	**6,306,227**

Gross Profit.

Consolidated gross profit increased from S/.510.5 MM to S/.705.0 MM, equivalent to an increase of 38.1% compared to 3Q2012. Accordingly, Gross Margin increased from 13.9% in 3Q2012 to 16.6% in the 3Q2013. The gross profit growth is explained mainly by the Engineering and Construction segment, better margins in the mining services contracts and the Technical Services segment, as well as the higher margins in the Real Estate segment (units delivered).

The “Participation in Associates” account registers the profit generated in projects where Vial y Vives (company acquired by GyM S.A. in the last quarter of 2012) has a minority participation.

Exchange rate difference.

During the first nine months of 2013, the Nuevo Sol depreciated against the US Dollar, from S/. 2.551 per dollar as of December 31, 2012, to S/. 2.782 per dollar as of September 30, 2013. During 3Q2013, the company registered an exchange rate difference loss of –S/.62.8 MM compared to the S/.22.1 MM profit in 3Q2012.

Net Income.Consolidated Net Income was S/. 203.7 MM in 3Q2013, influenced by the exchange rate difference registered during the analyzed period, a result that is equivalent to a 1.5% higher Net Income compared to 3Q2012. EBITDA. The Consolidated EBITDA was S/. 738.4 MM in third quarter of 2013, which represents an increase of 32.1% compared to the third quarter of 2012, explained by the higher operating results. The EBITDA Margin for the third quarter was 17.4% higher than the amount reported in the third quarter of 2012.A further detail of the results is described in the each of the business segments sections.Stable Cash Flows.  Regarding stable long term cash flows, during the 3Q2013, 47.5% of the consolidated EBITDA is originated from Stable Cash Flows businesses.  The EBITDA generated from these businesses allows us to cover the Interest Expenses of the company in 1.6x times.      Consolidated Results Report – Third Quarter of 2013

 Consolidated Results  Backlog. Consolidated Backlog amounted to US$ 3,973 MM as of 3Q2013, equivalent to an increase of 42.6% compared to the 3Q2012.   From the total consolidated Backlog as of 3Q2013, US$ 561.3 MM will be executed during the remaining of 2013, US$ 1,693 MM in 2014, and the remaining in 2015 and the following years. Backlog does not include the Oil and Gas sub segment, nor the Norvial toll road concession, businesses that are reported as recurrent businesses. For further detail of the backlog, please go to the appendix page.   Capital Expenditures. Capital Expenditures (CAPEX) amounted to S/. 625.0 MM (US$ 224.7 MM) in the 3Q2013, which represents an increase of 43.8% compared to 3Q2012 figures.  The CAPEX distribution per Business Areas is: Infrastructure represents 49.0% , followed by Engineering and Construction with 30.6%, Real Estate with 12.4% and Services with 4.4%, and a smaller percentage invested for corporate purposes (office building).   +42.6%  2014  2013  3,973  2015+  Backlog by Segment  Backlog by Sector  Backlog by type of client  Backlog by geography  Consolidated Results Report – Third Quarter of 2013

 Indebtedness. Consolidated Financial Debt amounted to S/. 909.6 MM (US$ 327.0 MM) in the 3Q2013, a 32.0% increase compared to 3Q2012.   This increase is explained mainly by working capital financing for the Engineering and Construction segment, as well as the Real Estate segment.     In terms of tenor, 60.8% of the consolidated financial debt (S/. 553.0 MM), corresponds to short-term financial obligations and the remaining (S/.356.6 MM)  corresponds to long-term financial obligations.In terms of currency, 13% of the consolidated financial debt is denominated in Nuevos Soles and 82% in Dollars, while the balance is denominated in Chilean pesos.  Consolidated leverage, measured through the Gross Financial Debt / Net Worth, reached 0.29x , while the Gross Financial Debt / EBITDA reached 0.92x in 3Q2013.  It’s worth mentioning that the total Available Cash is S/. 1,058.8 MM as of 3Q2013.   Consolidated Results Report – Third Quarter of 2013

 Maturity of financial debt  + 19.6  + 49.9%  +22.5%  REVENUES (Million of S/.)as of 3Q2013  EBITDA (Million of S/.)as of 3Q2013  NET INCOME (Million of S/.)as of 3Q2013  Financial Indicators Slide: 7 Title: Engineering and Construction SubTitle: The growth in revenues of the Engineering and Construction segment in the third quarter of 2013 was mainly driven by Stracon GyM, due to higher operating volumes in the mining services projects awarded in 2012, increased activity in the civil works division, and in a less extent to the revenues registered by of Vial y Vives and DSD, companies acquired in October 2012 and August 2013 respectively.The growth in the Gross Margin is explained by the growth of revenues, and additionally by the improved margins in the contract mining business due to the execution phase the projects are in, and partially due to the better margins reported by Vial y Vives and DSD.Moreover, the Engineering and Construction segment registers the profit for the  minority participation Vial y Vives holds in several of its projects, as well as the minority participation of GyM in Viva GyM  in the line “Participation in Associates”.     The Net Income at the end of the third quarter of 2013 was S/. 143.9 MM, which represents an increase of 22.5% compared to the third quarter of 2012. Net Income was affected by a exchange rate difference of S/.19.9 MM, nonetheless the period closed with a net margin of 4.9% which is similar to the one registered in the third quarter of 2012. EBITDA was S/. 390.2 MM in the 3Q2013, higher by 51.8% compared to the same period in 2012. This is explained  by higher operating results.     Consolidated Results Report – Third Quarter of 2013

SubTitle: Capital expenditures (CAPEX)Capital expenditures (CAPEX) for the third quarter of 2013 amounted to US$ 68.8 MM (S/. 191.3 MM), from which US$ 45.3 MM correspond to purchases of machinery for construction and U$ 9.8 MM for the purchase of mining equipment for the mining services contracts. Backlog. The Engineering and Construction segment reported a Backlog of US$ 2,966 MM in the third quarter of 2013, amount that is equivalent to a 65.3% increase compared to the amount registered for the same period of 2012.  By the end of the third quarter of 2013, the most relevant contracts awarded were the real estate project Panorama, Pelambres Mine works by Vial y Vives and the Natural Gas Compression Plant construction contract with TGP.  The total Backlog will be executed as follows: US$ 388.0 MM in 2013, US$ 1,317.1 MM in 2014 y US$ 1,260.8 MM in the following years.     Consolidated Results Report – Third Quarter of 2013  +63.5%  Backlog (Million of US$)as of 3Q2013  Backlog by type of contract

Title: Infrastructure  Consolidated Results Report – Third Quarter of 2013   Gross Profit was affected by lower results in the oil business, which were previously explained, and on the other hand, it was affected by the delay in the start of operations of the new trains, which was postponed  because of some delays in approvals from the Ministry of Transportation.  Nevertheless, in September, we have incorporated 9 new trains to a total of 14 trains in operation.  Net Income  was reduced due to the reason explained before, as well as to the impact in the devaluation of the Nuevo Sol registered during the third quarter of 2013.  The exchange rate effect for the Infrastructure segment is mainly explained by the bridge loan of the Lima Metro which was issued in United States Dollars.  The Infrastructure Segment registered higher revenues the third quarter of 2013, due to the increase in revenues of the Line 1 of Lima’s Metro compared to the third quarter of 2012, due to the fact that in the third quarter of 2012 the operation was not registered for the complete quarter since it began in February. Additionally, the higher revenues are also explained by higher profit in the highways mainly due to an increase in the traffic flow of Norvial , as well as the advance in the construction of La Chira water treatment plant. Moreover, the oil business revenues were lower compared to the third quarter of 2012, mainly due to lower processing levels at the Pariñas Gas Plant (18 MMdcf –million daily cubic feet- in 3Q2013 compared to 28MMdcf in 3Q2012).  On the other hand, oil production revenues increased due to higher volumes produced  (BDP 1,535 vs BDP 1,336) despite lower international oil prices (average price per basket of oils of US$ 106/bbl in the third quarter of 2013 vs. US$ 110/bbl in the third quarter of 2012).

 The EBITDA at the end of the third quarter of 2013 was of S/. 171.9 MM representing  an EBITDA margin of 38.4%, which is lower than the margin of 41.8%  obtained in the third quarter of 2012. This is explained by the impact in the operating results previously described.   Consolidated Results Report – Third Quarter of 2013   Capital Expenditures. Capital expenditures (CAPEX) for the third quarter of 2013 amounted to a S/. 306.4 MM (US$ 110.1MM) corresponding mainly to Lima Metro (80.3%) as well as to the investments in the Oil and Gas business.  Backlog. The Infrastructure Area reported a Backlog of US$ 356.4 MM in the third quarter of 2013, meaning a 47.1% increase compared to the amount registered in the third quarter of 2012.  The total Backlog of the Infrastructure Segment will be executed as follows: US$ 46.2 MM in 2013, US$ 128.3 MM in 2014 and US$ 181.9 MM in the following years.   + 47.1%  Backlog (Million of US$)as of 3Q2013

 Real Estate   Revenues for the third quarter of 2013 include the delivery of 1,248 housing units belonging mainly to Parques del Agustino, Villa El Salvador, San Martin de Porres and Parque Central projects, as well as to the sale of a piece of land from Almonte for a total amount of S/. 16.2 MM. When comparing the data to the third quarter of 2012, revenues included the delivery of 723 housing units belonging to the projects Parque Central, Parques de Carabayllo, amongst others, as well as to the sale of a piece of land from Almonte for S/.45.6 MM. Most important projects under execution are mainly: Parque Central (Cercado de Lima), Los Parques de Carabayllo (Carabayllo), Los Parques de El Agustino II, Los Parques de Piura,  Los Parques de San Martin de Porres and Real 8 (San Isidro).  A total of 85% of the projects are been executed in Lima, whilst 15% of them are been executed in other provinces of Peru.Gross Profit increased during the third quarter of 2013 due to the increase in the delivered housing units during the period, as well as to the higher margins reported in the delivered housing units. On the other hand, the Gross Profit for this quarter, includes the sale of a piece of land from Almonte for S/. 15.6 MM approximately, whilst in the third quarter of 2012 it was S/. 43.5 MM.  Consolidated Results Report – Third Quarter of 2013

Capital Expenditures.  Capital Expenditures (CAPEX) in the third quarter of 2013 amounted to S/. 77.7 M (US$ 27.9 MM), corresponding to the purchase of three pieces of land for the Pezet 583 building of 1,375m2 and acquired for US$ 17.0 MM,  another in Chiclayo of 8,100m2 and bought for US$ 1.3 MM, and another in Chimbote province and finally a piece of land in El Callao. Backlog. The Real Estate Segment reported a Backlog of US$ 102.3 MM in the 3Q2013, a 15.1% decrease compared to 3Q2012 due to the delivery of housing units.  The main projects included in the Backlog are: Los Parques de San Martin de Porres, Parque Central, Real 8, Pezet and Rivera Navarrete. The total Backlog of the Real Estate Area will be executed as follows: US$ 33.3MM in el 2013, US$ 49.2 MM in 2014 and the rest in the remaining years.   Consolidated Results Report – Third Quarter of 2013   Net Income closed the third quarter of 2013 with of S/. 14.2 MM, representing an increase of 75.4% compared to the third quarter of 2012, in spite of the exchange rate impact reported for the period of 2013.  The EBITDA was S/. 98.8 MM in the third quarter of 2013, higher by 49.8% compared to the third quarter of 2012. The EBITDA Margin increased 42.0% in the third quarter of 2012 to 42.9% in the third quarter of 2013.

Technical Services The revenues for the Technical Services segment increased 3.7% in 3Q2013 compared to the same period in 2012, due to higher revenues generated from the contracts for maintenance of regional roads by Concar, partially offset by lower sales in the Electric Services business as a consequence of the closing of one the business lines the previous year.  Gross Profit increased mainly due to better margins in the outsourcing division within the Information Technology business, and to better margins reported in the Electric Services business as a consequence of the improvement of processes implemented during the previous years.Additionally, in the line of other Operational Expenses/Income, the reversion of provisions related to the acquisition of CAM is registered. Those reversions were higher in the third quarter of 2012 compared to the figures reported in the third quarter of 2013. For further detail on this point, please go to the Audited Financial Statements of 2012.    Consolidated Results Report – Third Quarter of 2013   The Net Income for the third quarter was affected by the exchange rate differences, nonetheless it closed the period with a Net Margin of 3.0%. The EBITDA for the third quarter of 2013 was S/. 80.6 MM, higher by 6.6% compared to the result from the same period of 2012. This is explained by the higher operating results described previously.

Consolidated Results Report – Third Quarter of 2013  Capital Expenditures.  Capital Expenditures (CAPEX) in the third quarter of 2013 amounted to S/. 27.6 MM (US$ 9.9 MM).Backlog. The Services Area reported a Backlog of US$ 686.8MM in the third quarter of 2013, amount that is equivalent to a 10.8% increase compared to the same period in 2012.   The total Backlog of the Services Area will be executed as follows: US$ 125.5 MM in 2013, US$ 250.7 MM in 2014 and the remaining in the following years.   + 20.1%  Backlog (Million of US$)as of 3Q2013

Figures in Thousands of S/.   Figures in Thousands of S/.   Figures in Thousands of S/.   Appendix: Backlog Report to September 2013   Appendix: Profits & Losses Statement per Company  Appendix: Recurrent Businesses Report to September 2013   Consolidated Results Report – Third Quarter of 2013
GYMGMIGMPNORVIALSURVIALCANCHLACHIRAGYMFERROVIASVivaGyMGMDCONCARCAMREVENUES2,804,490125,638198,86767,47451,3679,19042,36678,830230,199157,614280,370373,464GROSSPROFIT345,55235,08767,67938,7682,8265,1282,94310,39785,59235,89739,48966,023GeneralExpenses(136,837)(18,149)(12,191)(2,453)(1,390)(794)(291)(5,776)(15,683)(22,717)(28,199)(53,472)OtherOperationalExpenses8,284(96)(427)230(19)(2)(3)(100)(610)-52914,882Others--244----156(106)---OPERATIONALINCOME216,99916,84255,30536,5451,4174,3322,6494,67769,19413,18011,81927,433FinancialExpenses3,077(1,150)(4,844)(3,837)(129)49(31)(1,294)(2,575)(1,671)802(6,204)ParticipationinAssociates39,281-627-----71--636Exchangeratedifference(17,642)(2,284)(6,384)(4,022)3,6541,2903(22,853)(9,615)(3,042)(484)(3,281)PRETAXINCOME241,71513,40844,70428,6864,9425,6712,621(19,470)57,0758,46712,13718,584Taxes(77,048)(4,410)(13,589)(7,981)(1,484)(1,705)(788)5,749(15,413)(2,860)(3,922)(4,820)MinorityInterests(28,838)(953)(2,416)(10,332)(0)(1)(917)3,430(27,451)(608)1,006(3,987)NETINCOME135,8298,04528,69910,3733,4583,965917(10,291)14,2114,9999,2219,777EBITDA371,85718,36795,00145,4701,5244,3952,72622,82498,80924,80916,17939,585
Company   Initial Backlog   Executed Backlog  New Requests    Total Backlog   ANNUAL BACKLOG     TOTAL IQ - 2013 IIQ - 2013 IIIQ - 2013  2013 GyM  2,892,165 1,008,084 1,018,311 471,699 248,889 297,723 2,902,392 374,717 1,266,889 1,260,786  GMI  33,226 45,161 75,392 11,256 43,859 20,277 63,457 13,246 50,210 0 ENGINEERING & CONSTRUCTION  2,925,391 1,053,245 1,093,703 482,955 292,748 318,000 2,965,849 387,963 1,317,100 1,260,786 SURVIAL  74,430 18,464 16,735 1,321 9,154 6,259 72,701 15,911 25,192 31,598  CANCHAQUE  8,702 3,303 2,797 872 1,240 686 8,196 691 2,729 4,776  LA CHIRA  148,194 15,229 -67,780 24,991 -67,514 -25,257 65,186 18,664 38,023 8,499  LINEA 1 METRO DE LIMA  182,112 28,336 56,604 18,250 21,441 16,913 210,381 10,938 62,440 137,003 INFRASTRUCTURE  413,439 65,332 8,357 45,435 -35,679 -1,399 356,464 46,205 128,385 181,875 VIVA GYM  108,426 82,746 76,581 24,822 25,735 26,025 102,261 33,321 49,223 19,717 REAL ESTATE  108,426 82,746 76,581 24,822 25,735 26,025 102,261 33,321 49,223 19,717 GMD  84,830 56,655 47,876 15,003 12,032 20,841 76,051 20,282 31,487 24,282  CONCAR  352,017 100,780 16,883 -11,729 22,359 6,253 268,120 64,767 107,181 96,172  CAM  436,878 134,243 40,009 36,174 25,337 -21,502 342,644 40,416 112,077 190,152 TECHNICAL SERVICES  873,725 291,678 104,769 39,448 59,728 5,593 686,816 125,465 250,745 310,606 ELIMINATIONS  -155,031 -41,804 -24,705 -9,534 -10,911 -4,260 -137,932 -31,693 -52,071 -54,167 RECURRENT BUSINESS GMP   303,361 71,483 28,909 12,614 20,973 -4,678 260,786 25,874 91,464 143,447  NORVIAL  100,389 24,254 36,180 24,436 -2,917 14,662 112,315 8,455 35,225 68,635ELIMINATIONS  -9,682 -20,871 -20,542 -1,520 -27 -18,994 -9,353 -739 -3,048 -5,566

i) EBITDAAs of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization.As of this quarter, we will report EBITDA calculated as follows:Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added.ii) BacklogAs of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company’s Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction and Technical Services will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.Infrastructure: the Oil & Gas business and the Norvial highway are not included as backlog.Real Estate: only the sold units which are pending of delivery are reported as backlog.    Consolidated Results Report – Third Quarter of 2013   Appendix: Notes to the Consolidated Results

Contacts: Mónica Miloslavich Hart Chief Financial Officer (51) 213 6565 mmiloslavich@gym.com.pe Dennis Gray Febres Investor Relations (51) 213 6583 (51) 995 11 6688 dgray@gym.com.pe www.granaymontero.com.pe

_________________

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative